FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 333-228135

NIPPON STEEL CORPORATION

(Translation of registrant’s name into English)

6-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8071

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Press release, dated August 9, 2019, announcing revision to subsidiary’s earnings forecasts.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON STEEL CORPORATION

Date: August 9, 2019	By:	/s/ Kazumasa Shinkai
Kazumasa Shinkai
Executive Officer, Head of General Administration Division

August 9, 2019

Company Name	:	Nippon Steel Corporation
Representative	:	Eiji Hashimoto
Representative Director and President
Stock listing	:	First Section of Tokyo Stock Exchange, and
Nagoya, Fukuoka and Sapporo Stock Exchanges
Code Number	:	5401
Contact	:	Public Relations Center, General Administration Div.
Telephone	:	+81-3-6867-2135

Announcement of Revision to Subsidiary’s Earnings Forecasts

Today, GEOSTR Corporation, a subsidiary of Nippon Steel Corporation (the “Company”), announced revision to its earnings forecasts, as per the attachment.

The impact of the revision is immaterial with regard to the Company’s consolidated financial results.

Attachment

August 9, 2019

Company Name:	GEOSTR Corporation
Representative:	Shingo Hayama Representative Director and President
Code Number:	5282 (Tokyo Stock Exchange, Second Section)
Contact:	Yoshitaka Furuhashi, Executive Director, Finance and Accounting Team, Business Management Headquarter
Telephone:	+81-3-5844-1201

Notice Concerning Revision to Earnings Forecasts

Considering recent trends in performance, GEOSTR Corporation (the “Company”) hereby notifies that it has revised its consolidated earnings forecasts for the first half of fiscal 2019 ending March 31, 2020 and for the full year of fiscal 2019 ending March 31, 2020, which were announced on May 15, 2019.

The Company also notifies that differences are expected to occur between its non-consolidated earnings forecasts for fiscal 2019 ending March 31, 2020 and the results for fiscal 2018 ended March 31, 2019.

1. Revision to Consolidated Earnings Forecasts for First Half of Fiscal 2019 (April 1, 2019 – September 30, 2019)

(Million yen)

	Net sales	Operating profit	Ordinary profit	Profit attributable to owners of parent	Earnings per share (Yen)
Previous forecasts (A)	15,000	750	750	500	15.98
Revised forecasts (B)	15,000	750	750	155	4.95
Increase/Decrease (B-A)	—	—	—	(345)	—
Change (%)	—	—	—	(69.0)	—
(For reference) Results for first half of fiscal 2018 ended March 31, 2019	13,434	966	964	643	20.57

2. Revision to Full-Year Fiscal 2019 Earnings Forecasts (April 1, 2019 – March 31, 2020)

(i) Revision to Full-Year Consolidated Earnings Forecasts

(Million yen)

	Net sales	Operating profit	Ordinary profit	Profit attributable to owners of parent	Earnings per share (Yen)
Previous forecasts (A)	31,000	1,000	1,000	600	19.18
Revised forecasts (B)	29,000	800	800	100	3.20
Increase/Decrease (B-A)	(2,000)	(200)	(200)	(500)	—
Change (%)	(6.5)	(20.0)	(20.0)	(83.3)	—
(For reference) Results for fiscal 2018 ended March 31, 2019	34,266	3,504	3,507	2,022	64.65

(ii) Revision to Full-Year Non-Consolidated Earnings Forecasts

(Million yen)

	Net sales	Operating profit	Ordinary profit	Net profit	Earnings per share (Yen)
Previous forecasts (A)	—	—	—	—	—
Revised forecasts (B)	28,100	960	960	160	5.11
Increase/Decrease (B-A)	—	—	—	—	—
Change (%)	—	—	—	—	—
(For reference) Results for fiscal 2018 ended March 31, 2019 (C)	33,134	3,516	3,536	2,044	65.34
Increase/Decrease (B-C)	(5,034)	(2,556)	(2,576)	(1,884)	—
Change (%)	(15.2)	(72.7)	(72.9)	(92.2)	—

3. Reasons for the Revisions to Earnings Forecasts

As stated in the “Announcement of Changes in Consolidated Subsidiaries (Share Transfer),” released on July 16, 2019, the Company, based on the resolution at a meeting of its Board of Directors held on July 12, 2019, transferred all shares of GEOSTR-RV PTE LTD., the Company’s consolidated subsidiary. As a result, GEOSTR-RV PTE LTD. and its wholly-owned subsidiary, GEOSTR RV (M) SDN.BHD. were excluded from the Company’s scope of consolidation. In conjunction with this, 500 million yen in loss on business of subsidiaries and associates has been recorded under extraordinary losses in the consolidated financial results for the first quarter of fiscal 2019.

As a result of recording this extraordinary loss, profit attributable to owners of parent for the first half of fiscal 2019 is expected to decrease from 500 million yen, announced in the previous forecasts, to 155 million yen.

In terms of the full-year consolidated operating results, net sales are expected to be 29,000 million yen (down 6.5% from the previous forecasts), and operating profit and ordinary profit are expected to be 800 million yen (down 20.0% from the previous forecasts), due primarily to the production and sales of large segment products being postponed to the following fiscal year. Additionally, profit attributable to owners of parent is expected to be 100 million yen (down 83.3% from the previous forecasts) due to the recording of a loss on business of subsidiaries and associates, in addition to the above factors for the decrease in profit.

As for the full-year non-consolidated operating results, net sales are expected to be 28,100 million yen (down 15.2% from the results of the previous fiscal year), operating profit is expected to be 960 million yen (down 72.7% from the results of the previous fiscal year), ordinary profit is expected to be 960 million yen (down 72.9% from the results of the previous fiscal year), and net profit is expected to be 160 million yen (down 92.2% from the results of the previous fiscal year), due to the same reasons as those for the decrease in consolidated operating results.

Note:	The above forecasts are based on information that was available on the announcement date of this release. Actual results may differ from the forecasts due to various risks and uncertainties.